Filed by Kroll Inc.
                                                            Pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                         deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934
                               Subject Company: ONTRACK Data International, Inc.
                                                     Commission File No. 0-21375


Set forth below is the script to a Kroll Inc. conference call held on April 2, 2002.


Kroll Inc. intends to file a registration statement on Form S-4, which will include a joint proxy statement/prospectus in connection with its acquisition of ONTRACK Data International, Inc. Kroll and Ontrack intend to mail the joint proxy statement/prospectus to their respective shareholders prior to special meetings of their respective shareholders and will request their proxies at that time. Shareholders of Kroll and Ontrack and other investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Kroll, Ontrack and the transaction. Any offer of securities will only be made pursuant to the joint proxy statement/prospectus. Shareholders and other investors may obtain a free copy of the joint proxy statement/prospectus when it is available at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Kroll or Ontrack.

Kroll, Ontrack and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Kroll and Ontrack in favor of the transaction. Information regarding the interests of Kroll's and Ontrack's officers and directors in the transaction will be included in the joint proxy statement/prospectus.

In addition to the proposed registration statement and joint proxy statement/prospectus, each of Kroll and Ontrack files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. You may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Kroll and Ontrack with the SEC are also available for free at the SEC's web site at www.sec.gov.

This document does not constitute an offer of any security. Any offer will be made pursuant to an effective registration statement under the Securities Act of 1933, which will also be available on the SEC's web site. The prospectus contained in any registration statement will be mailed to shareholders along with proxy solicitation materials and will be available to shareholders without charge from Kroll or Ontrack.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, projected results of operations, cash position, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; and other risks that are described from time to time in Kroll's Annual Report on Form 10-K for the year ended December 31, 2001 and in Ontrack's Annual Report on Form 10-K for the year ended December 31, 2001. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Kroll's and/or Ontrack's results could differ materially from their respective expectations in these statements.



                           Kroll Inc. Conference Call
                                  April 2, 2002
                                   9:30 am CT


Operator:             Good morning. My names is Melanie, and I will be your
                      conference facilitator today. At this time I would like to welcome everyone to the Kroll Incorporated and Ontrack conference call. We would like to remind all callers that this call is being recorded.

                      All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star 1 on your telephone keypad and questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key.

                      Before we get underway, we'd like to remind participants that the executives of Kroll and Ontrack might make some forward-looking comments in their discussion today.

                      As you know, there are risks and uncertainties that could cause results to differ materially from those indicated in today's comment including the risk that the transaction does not close, or that the companies may be required to modify aspects of the transaction to achieve regulatory approval but prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty that the parties are unable to transition customers successfully, execute their integration strategies or achieve plan synergy.

                      Additional risk factors that may affect business and financial results have been detailed in both companies' recent SEC filings. And we refer you to them.

                      Now I will turn the call over to Jules Kroll, Executive Chairman of the Board. Please go ahead sir.

Jules Kroll:          Thank you very much. I'd like to welcome our friends from
                      Ontrack Data, friends from Kroll and colleagues of both organizations as well as our investors.

                      The main purpose of this morning's conference call is to speak of the acquisition of Ontrack by Kroll and our belief that this merger is an extraordinarily exciting event for both of our companies, our employees, our customers and our investors.

                      I would like to introduce some of the people participating with us today in New York in person. And there are others obviously also participating around the world.

                      Let me first introduce the CEO of Ontrack, Ben Allen, who you'll be hearing from later and the CFO of Ontrack, Tom Skiba, who are with us in New York today.

                      I would also like to introduce Mike Cherkasky, our President and CEO, and Mike Petrullo, our CFO. We are also joined by our General Counsel, Sabrina Perel, and our individual in charge of public affairs, Pat Wood.

                      Basically the agenda is we're going to ask Mike to discuss the in-depth strategic rationale of this transaction.

                      This is a company that we have a long relationship with, great admiration for their management team and the leadership they have shown both technologically and as a leader in this field. And we have worked with them in the past and know the organization quite well. And the reverse is also true.

                      Then we're going to turn to Ben and ask him to discuss his views and why this makes sense for his investors and his employees. It is the sort of merger that we have long anticipated. And we hope that this will be a great fit for both companies. And you'll hear more about that from our two CEOs.

                      Let me just say a few words about the announcement we made earlier today.

                      One of the reasons it's such an exciting opportunity, we're able to merge the technical - technological expertise of Ontrack, the engineering depth, the service capabilities and the world-wide leadership that they have shown in the area of data recovery and electronic evidence discovery. You'll hear some examples of this later.

                      But in recent months, the newspapers and the media have been filled with the kinds of issues that both organizations are really set up to deal with -- recovering evidence, recovering electronic evidence -- recovering data that has been destroyed or has gone missing which is very much a staple of today's litigation and regulatory world, primarily in the United States, but now increasingly overseas.

                      Ontrack's a great company. It has proven leadership that has been in existence for a great many years. And it is widely viewed by law enforcement, by the corporate community and the legal community as best of class. And we are proud to be able to team up together on a more permanent basis.

                      Let me give you just one example and then I want to turn the floor over to Mike and to Ben.

                      In a recent survey published in Institutional Investor about the subject of outsourcing, 1600 CFOs were surveyed as to what they felt was the most critical issue having to do with the outsourcing of IT activities.

                      Out of the people polled, those who expressed a concern about outsourcing -- approximately 18% of the people -- the biggest single concern that they had -- over 50% of them had -- was loss of data which is the business that Ontrack has pioneered.

                      The second biggest concern that they had was a tax on their operating centers overseas -- a business that Kroll is very familiar with. And third is the area of theft of data. Between these two organizations we step up into a leadership role in all of these areas from a strategic point of view.

                      We hope this will be a very interactive conversation after Mike and Ben have a chance to give their perspectives. I'd like to now turn the floor over to Mike Cherkasky, the CEO and President of Kroll, Inc. Mike?

Mike Cherkasky:       Thank you Jules. I'm very excited to discuss with you the
                      acquisition by Kroll Inc. of Ontrack Data International.

                      We believe that this transaction makes us a stronger, broader, healthier, more predictable and more profitable company today and certainly in the future.

                      As I discussed in our investor meeting on February 26 of 2002, we are all living in an uncertain and difficult time. We at Kroll Inc. are committed to creating a company that provides information, analysis and solutions that help our clients mitigate that risk in the 21st Century.

                      We believe that the joining together of these two premier companies and their employees, Kroll Inc. and Ontrack, will help us provide more information, better analysis and more complete solutions for both companies' clients, and at the same time, create a company with improving shareholder value.

                      As I discussed in February, Kroll is focused on organically growing our business, but would look to make an acquisition if that acquisition met certain specific metrics which include: (1) a fill in to our current business being within our current footprint of our business; (2) it in fact had to be accretive, accretive today and in the future; (3) it had to have strong confident deep management; (4) the business we felt, needed to be a leader in its industry; (5) it needed to be scaleable, predictive revenue; and (6) finally, it needed to be leveragable based on our brand and our clients.

                      We believe we have the perfect match with Ontrack, that Ontrack is such a company. They simply fit with us.

                      Kroll is the world's leading risk mitigation company. Recovering, extracting and analyzing what is inside our clients' computers, emails and databases is necessary for good corporate governance, security and for investigations in the 21st Century.

                      There are necessary tools to help manage risk. We have recognized that fact for some time and created a $4 to $5 million business in this area. But we are not going to become the industry leader simply by organic expansion, nor could we expand quickly enough to meet potential sales that we were - opportunities that we were seeing.

                      So we turn to a company we have worked with and admired for years -- Ontrack. No one does it as well as Ontrack. They are the industry leader of what we believe is a high growth industry. This immediately makes Kroll Inc. the industry leader of the approximately $1 billion data recovery and discovery market.

                      Ontrack also provides a cash positive company which has over $35 million on its balance sheet, which will give the combined company the flexibility to continue to grow together.

                      It is also immediately accretive to Kroll shares and will also be accretive in 2003.

                      Ontrack has proven strong management. Ben Allen, the current President and CEO who is here with me today with Tom Skiba the CFO, will become the President of Kroll Data Services Group and will run both the Ontrack business as well as Kroll's current business in this area.

                      Ben had a stellar track record of success at Ontrack. On his direct management before he was a CEO, Ontrack offices in the UK and France grew 50% in revenue and 100% in operating profit from 1999 to 2000. Ben has a strong management, research and development and sales team to join him from around the world, and which we believe will enable them to scale up increased margins and do the additional work that Kroll's clients can provide.

                      This transaction as I indicated before is accretive at 2002 without any cost efficiencies, the use of any of the cash or additional revenue from Kroll. As a bolt-on, this is in fact, an accretive transaction for Kroll.

                      We believe that by 2003 we can significantly accelerate their growth by similar cross selling that we have previously had such success with in the security accounting and employment services area. Our blue chip clients need the services that Ontrack provides so well.

                      With new sales channels and new geographies, we are confident of revenue and incremental margin growth from Kroll with Ontrack in the years to come.

                      The management of Kroll Inc. believes that the transaction as structured is a fair and good transaction for all involved -- our shareholders, employees, and our clients.

                      We look forward to completing this transaction by the end of the second quarter or early in the third quarter.

                      With that said, I'd now like to turn it over to Ben Allen, the President and CEO of Ontrack.

Ben Allen:            Thanks Mike and good morning to everyone. By way of
                      brief introductions, since I'm sure many on the call are not familiar with Ontrack, Ontrack was founded in 1985, went public in 1996, has a very strong history of profitability with core competencies and the technology and service delivery using technology as an enabler for scale.

                      We have offices across the United States and Europe as well as an affiliate offering our data recovery services in Tokyo, Japan.

                      We are a global leader in the data recovery business. Data recovery is the recovery of reconstruction of file systems due to data lost from device failure or from file system malfunction or viruses.

                      We are also an early technology leader in the emerging electronic discovery market which we believe has explosive growth opportunity and even more so now with the combination.

                      To give an example of electronic discovery in merger and acquisition-related cases, where they will be reviewed by the Federal Trade Commission or the Department of Justice, these combining organizations are required to cull information in the terabytes in very short periods of time and pull out only that that is relevant to the deal for turning in to the FTC and the DOJ. Ontrack is a leader in this.

                      The other area is in litigation matters where both sides are searching email systems, databases and other related electronic devices for information relevant to the case. Again, Ontrack has strong core competencies in the technology side and in the service delivery side.

                      Building on Mike's comments, we are very excited about the prospects of this merger and what it brings both companies.

                      Ontrack's strength, as I've mentioned, is in the technology and service delivery area. This combined with Kroll's blue chip clientele, specifically in the legal community, bring together a combination that should provide leadership in the electronic discovery and computer forensics markets.

                      It's always been a goal of Ontrack to expand geographically as we have done over the last year and to bring our data recovery services to clients around the world. With Kroll, we can now accelerate that process leveraging their expansive reach and geographical locations.

                      One big vote of confidence where I'm concerned was the reaction of my key managers within Ontrack. They saw clearly and quickly the synergies when bolting on the blue chip clientele of Kroll and our service delivery capabilities and are very excited about what this brings.

                      Lastly I want to talk about our software businesses. There are clearly no synergies in the software businesses. However, Ontrack - specifically in the consumer utilities business which is one component, a $6 million component in 2001 - has, the decisions we made in 2001 have, reduced the risk associated with the retail channel and positioned that to be profitable in 2002.

                      Ontrack and Kroll management will make strategic decisions as we go forward.

                      With that, I just want to say again, I'm very excited and enthusiastic about the possibilities and turn it back over to Mike.

Mike Cherkasky:       Thank you. I'd now like to open it up for questions.

Operator:             At this time I would like to remind everyone, in order to
                      ask a question, please press star then the number 1 on your telephone keypad.

                      Your first question comes from Peter Barry with Bear Stearns.

Peter Barry:          Good morning gentlemen.

Mike Cherkasky:       Good morning.

Jules Kroll:          Good morning.

Peter Barry:          Ben, this is probably for you. As one looks at your 2001
                      revenues, you were alluding to the software component which is about 25% of the total, give or take?

Ben Allen:            That's correct.

Peter Barry:          The other 75%, could you give us a sense of what portion
                      of that is data recovery, what portion is for - one of another term - computer forensics? And maybe you and Mike could discuss with us, what the growth potential might be in those individual components.

Mike Cherkasky:       Peter, we're going to let Tom Skiba answer that question.

Tom Skiba:            First of all, Peter, with respect to the components
                      of our software revenue in 2001, we did about $14-1/2 million in total revenue. Of that, $6 million was the consumer utility business that Ben referred to earlier.
                      About $3 million of it was our do-it-yourself data recovery software. It's called easy recovery. That is distributed on line.

                      And it's really a part of our overall data recovery offering whereby people who experience a data loss can either opt for a do-it-yourself solution with our software, or they can send their drives into our labs for us to work on, or they can elect to have us do it remotely where we will hook up over a computer modem or the Internet to do the data recovery.

                      About $3.8 million or so is a product called Disk Manager. That product has been in existence since 1985. It's an OEM software product that enables a purchaser of a new hard drive for their desktop PC to facilitate that installation process.

                      That is an extremely profitable business for us in software products. It is a declining revenue stream for us though, in that it is a 17-year-old product, but continues to generate a tremendous amount of revenue for the company.

                      Those are the principle pieces of the revenue that make up our software business as it is right now.

Peter Barry:          Actually it was the services side that I really wanted to
                      focus on, how that $41 million might break down between data recovery and computer forensics.

Tom Skiba:            Okay, in the service side, the electronic discovery
                      business was $8 million in 2001. The data recovery, when you add our in lab and our remote pieces, was about $33 million.

Mike Cherkasky:       And this is Mike Cherkasky. Obviously we think that data
                      recovery is a fundamental of this business. We think it is a business that has steadily grown and will continue to steadily grow, that produces cash and is a very stable type of business.

                      We think that that's a terrific product. I will not hide my excitement, though, in the electronic discovery Peter. We believe electronic discovery is a business that we're involved in today and simply don't have the capacity inside of Kroll to meet the needs as we go forward.

                      And we're very excited about our law firm customers and some of our corporate customers, being able to introduce that to them and on a very scaleable, profitable way, put in margin, - revenue and margin, into that business and scale that up fairly quickly.

                      So we think that the whole company is a terrific match. But certainly that one piece of this business is something that we're very, very excited about.

Peter Barry:          Mike, how fast might that $8 million revenue piece grow
                      looking out over the next couple of years?

Mike Cherkasky:       You know, what we've done is -- I think that Ontrack has
                      given guidance and I'm not going to change the guidance for 2002 -- that we're going to look at 2002 as one that, yes, there's going to be some things that we're going to do. We don't know when we're going to close this deal, Peter. So it's hard for us to tell you what kind of impact. And we're trying to be as thoughtful on this as we can be.

                      We certainly are focused on 2003. And we think that this is something that can have greater revenue growth than was existing in the company as we discussed at our meeting. So we said 13% to 18%. We think that this is something that will have substantially greater than that kind of growth potential in 2003.

Peter Barry:          Just one final question. If we were to look at operating
                      margins, once normalized, would they be comparable to the Kroll corporate average or better than?

Mike Cherkasky:       They are very comparable. We think obviously that going
                      forward with our chain of customers, it's going to be superior to where they are today. Ben?

Ben Allen:            Yes, just a couple comments, Peter, on the
                      electronic discovery. The guidance that we gave the Street for the year was $9 to $13 million and growth rates over the next three years between 20% and 50%. That's the kind of potential we believe is in this business. And we also talked about scaling margins as early as the fourth quarter as a stand-alone company.

                      Certainly Kroll brings the opportunity to feed revenue into that engine. And with our development on schedule to be able to deliver improved margins in the fourth quarter, we think that's a big opportunity for both companies.

Mike Cherkasky:       And one of our hard looks when we were doing
                      our due diligence was to make sure that they had the capability which was scaleable to do the kind of business we actually believe that we're going to be able to help them generate. And they do. They do have that capability.
                      It is scaleable and it becomes - incremental margins become - we hope very good, fairly quickly.

Ben Allen:            But by way of example -- this is Ben again, Peter
                      -- our data recovery business generates -- that's the service side of the business -- generates about 75% gross margins. And we think we can get very close to that with electronic discovery as well.

Peter Barry:          Great. Thank you and good luck.

Mike Cherkasky:       Thank you Peter.

Operator:             Your next question comes from Joe Sullivan with Dougherty
                      & Company.

Joe Sullivan:         Good morning and congratulations to all there. I have a
                      couple of specific questions. The first relates to the timing and the structure of the deal.

                      First off can you just describe the structure of the collar, how the transaction comes together and then also maybe put into that the timing and what elements go into when you close the deal?

Mike Cherkasky:       Joe we will do that. I just do want to note that we're
                      going to be filing our 8K on Friday. It will have attached to it the contract, the deal, so that you can get all those details on Friday. But I'm going to turn it over to Mike Petrullo to specifically discuss the collar with you.

Mike Petrullo:        Yes Joe. Good morning. Basically as you know, the deal is
                      based on an exchange of shares, Kroll for Ontrack. And those shares issued in the Exchange will be subject to a floating exchange ratio.

                      That floating exchange ratio will be determined by dividing the purchase price or $12.50 per share by the volume weighted average share price for the 20 average trading days to be concluded by three days prior to the Ontrack shareholders' meeting.

                      Based upon that exchange ratio, it will be subject to a collar. Those collar limits have been fixed in the agreement. Based on the lower collar limit which would be fixed at .6447 Kroll shares to be issued per Ontrack share, that would reflect a weighted average volume price of approximately $19.3886.

                      And based upon the upper collar limit which would be fixed at .7880 Kroll shares, you shoot for every Ontrack share reflecting a volume weighted average price per Kroll share of $15.8634.

                      So basically there is a collar provision in place with a low and high range in the collar to be setting exchange ratios of Kroll shares to be exchanged at .6447 shares to .7880 shares in the exchange.

Mike Cherkasky:       So what we're talking about basically Joe is a 10% collar
                      from again, a five day price that was set immediately before we announced the transaction.

Joe Sullivan:         As far as the timing of it, do you have specific dates for the shareholder meetings or anything you anticipate that may be an obstacle out there?

Mike Cherkasky:       You - I'm sure you're all aware of the regulatory issues
                      we have, that they're normal regulatory issues. We think because of the currentness of both companies in all the different filings that we've done that we will be able to very quickly put the packages together.

                      We obviously can't tell you how the SEC or the Hart-Scott-Rodino or the EU -- how quick they're going to act. But we don't see any issues that are - that would cause this to drag on. And so we're anticipating a late second quarter or early third quarter close.

Mike Petrullo:        Yeah. And Joe, the big gating issue here will be
                      really the review process of the SEC. We would anticipate being able to get the S-4 filed by the end of April. And then, based upon a review process that will come back, hopefully we'll know within 72 hours whether in fact the SEC will engage in a review process. And then from there, it's just subject to if they do review it, waiting the 30-day process to potentially get the comments back.

Joe Sullivan:         Great. I'm wondering if you could also elaborate on the
                      nature of the past relationship between the two companies and maybe articulate what you've done working with Ontrack in the past? And maybe also carry into that how you see the synergies coming together? What specific areas of your business this flows into?

Mike Cherkasky:       Well, we've - first, we've known Ontrack for, I think,
                      probably their existence. In the 1990s, we've in fact used them as a vendor of ours. So we use them to do some of our work.

                      We also - in the late nineties, at a time when we were looking at continuing the Kroll growth - we had extensive conversations with them which were derailed, might I say, taken off track, by some of the things that were going on with us and the O'Garas as The Kroll-O'Gara Company.

                      In fact, when we - on August 22nd, as you know, we sold the O'Gara business - as Kroll looked out, we, in fact, returned to the potential of doing a deal with Ontrack. And very recently in the last couple of weeks, things have moved very quickly.

                      Where we see this is, we need to be in the data collection arena. As Kroll, a full-service, across the board risk mitigator, as a company that is the world's best in getting information and analyzing that information, you have to be involved in getting information from computers and databases. And you've got to be involved as the premier brand.

                      So it was something that we knew we had to do. We've in fact, done a pretty good job of organically growing it in-house. And we've had actually 50% growth revenues internally to Kroll -- $1 million to $2 million, $2 million to $4 million -- in a very short period of time. So we knew we had in fact, the potential business flow.

                      Now that's where we see the synergies. We see that our clients are asking us to do this. We really have a limited capacity to do the major, major engagements. And we only want to sell what we can do. And so we turn to the Ontrack folks because they are the premier brand.

                      One of the things we're also trying to do is that we believe that we're the premier brand in investigations. We're the premier brand in security consulting. We're the premier brand in independent forensic accounting. And we needed to be the premier brand in this, and we think that this deal does it for us. Ben?

Ben Allen:            Hi Joe.

Joe Sullivan:         Hi Ben.

Ben Allen:            Except for the bad pun, his explanation is very good. The
                      - as you know, we've talked publicly quite a bit about the need to - in order to get the episodic or the lumpiness out of the electronic discovery revenue, we were expanding our relationships in the legal community.

                      Kroll boasts, over the last 24 months, of engagements with nearly all of the top 250 law firms in the United States. So it significantly accelerates that process. They can walk us into these law firms. We can get much more quickly to managing partners and decision-makers within those firms and describe what we can do for them. I believe it's world class service. And I think once they have a chance to get exposed to it, they too will see that. So Kroll accelerates that process.

                      Also in the computer forensics arena, their relationships with the law enforcement community, the government, and again, law firms and corporate America, will accelerate that process significantly for us. And on the data recovery side, there's areas that they are around the world that we simply are not and we want to leverage that infrastructure.

Joe Sullivan:         One final question on that note, have you done - as far as the due diligence process, have you talked to customers?
                      Do you think it should be fairly easy to expand the Ontrack reach into your customer base?

Mike Cherkasky:       We have extensively talked to customers; obviously, doing
                      it in a thoughtful way. One of the interesting things we find from our law firm customers is that about 50% of them really don't know this industry at all. They really don't do that kind of - don't know their capabilities of going into computers.

                      Of the 50% that do do it, about 1/4 of them really are very savvy about this and gave terrific reviews to Ontrack. The other quarter are not so sophisticated; use either someone from the company or an IT person; really don't understand what really can be done. So we think that there's a real segment of the market that immediately will understand what can happen here in the synergies.

                      And then some of the others are, as the world continues to become more and more dependent upon computers, we think that they will in fact wake up and understand the capabilities that an Ontrack has to do scaleable, much, much more analytical-type of work to let them do their job more efficiently.

Joe Sullivan:         One final question from me, could you talk about what you
                      see as the accretive potential of the deal? Just as I look at it from the Ontrack side and the added income that you're taking in, you know, it looks like it could be 15 plus cents on an annual basis. Just where they're at today, can you just talk a little bit about what you see out there as the potential?

Mike Cherkasky:       Yeah. I'm going to talk very little. What we're doing
                      today is we're saying that neither company is going to change their modeling for the year. That we're in fact going to get a little bit farther down the road in this before we're going to in fact change any of our projections. So that's where we stand today.

Joe Sullivan:         Great. Thank you and congratulations.

Mike Cherkasky:       Thanks, Joe.

Ben Allen:            Thanks, Joe.

Operator:             Your next question comes from Arnie Ursner with CJS.

Charlie Strauzer:     Hi. It's actually Charlie Strauzer. I'm just filling in
                      for Arnie for a quick second. Jules, Mike, could you just talk a little bit about the retention of staffing? I know you mentioned that you're going to keep Ben and Tom but that you also offered the same, and have you gotten the reaction out of the other senior managers there? And what type of lock-ups have been put in place to keep them there?

Mike Cherkasky:       Well, I'm going to let Ben talk about it but it was
                      obviously critical to us. This is, as I think almost all businesses are, this is a people business. They've got terrific people throughout this company; their managers, their sales people, their research and development people;
                      throughout the company and throughout the world.

                      I've had the opportunity to talk to 15 or so of them. And, in fact, it was, as Ben can attest, it was - well, we obviously need shareholder approval. But if in fact, we didn't have approval from the staff, we were not willing to do this transaction.

                      I think that in the course of the last couple of weeks, I hope that they've gotten comfortable with where we are. But, we have very specifically had contracts drafted for some of the - certainly for Ben and some of the other - key leaders. But let me let Ben talk about that.

Ben Allen:            All right, Charlie. The reaction from the staff was very
                      positive. The reason for that is that the synergies are fairly obvious. And so what it does, in their mind, is create opportunity, career opportunities for them. It means that we'll grow faster which creates opportunities for all employees. And the way that this deal will be managed eliminates most of the uncertainties.

                      So this is a revenue-growth synergy opportunity, not a cost-cutting exercise. And so I think you've eliminated all of the uncertainty, people see the potential with growth, so the reaction was very positive.

Charlie Strauzer:     And for senior management, the lock-ups that were put in
                      place? Have you disclosed that or will you disclose that?

Mike Cherkasky:       Well, some of it will be included in our disclosures
                      because they are contracts. We're certain of the key people that, in fact, we've put together. I would also tell you that we - for a certain number of them, there are discussions which Ben has had with them which we're not going to discuss on the phone call today.

                      Suffice it to say that we are comfortable that overwhelmingly, the management of Ontrack approves of this transaction and believes that, in fact, it creates a greater potential for them and their families as we go forward.

Charlie Strauzer:     Okay. Can you also talk about who some of the competitors
                      were to Ontrack? Were there any public companies or were they basically the only public company out there?

Ben Allen:            Yeah. In the electronic discovery business, there really
                      are no public companies. So to give you examples of names
                      -- Applied Discovery, EED, Merrill Corporation who used to be public and is now private -- those would be some big examples in the electronic discovery area.

                      Computer forensics, you have a couple of the big five. I don't know the status of those consulting businesses now but they were in that. On the electronic - or on the data recovery side, there really is nobody that's even close to Ontrack's revenue numbers and certainly no one that's public.

                      Our revenue is for both products and services in the data recovery area. In 2000, we're about $36.5 million. Our closest competitor in that would probably be in the $5 to $7 million range. And I think that's a worldwide analysis. So from a public company perspective there really is no one.

Charlie Strauzer:     Okay. And was I quick to hear, you said you had 75% gross
                      margins in that business?

Ben Allen:            In the data recovery business, yes.

Charlie Strauzer:     Got you. And do you expect to see some increased
                      reinvestment into Ontrack kind of on a go-forward basis to help, you know, increase staffing as you expand the geography? And, you know, how significant do you think that should - we should build that to our thinking here?

Ben Allen:            We do believe that Ontrack has certain scalability
                      potentials currently that we think very quickly can be increased, their ability to do any work that, in fact, our clients give us. But we do recognize that there is potential around the world with some of the Kroll locations to grow the fundamental core Ontrack businesses.

                      And it's something that we are - we've got an integration plan group and a team to in fact, put these two companies together so that the day we do this, the day it's loaded on, we in fact can put the companies together; so we're already in the planning stages of that and looking at those kind of opportunities. But yes, we agree that they are substantial.

                      We also believe that the terrific innovative R&D-type of development capacities that Ontrack has exhibited in the past is something that by exposing them to our clients and the problems that our clients have is going to in fact, allow them to develop solutions that we think are going to be very exciting things for the future.

Charlie Strauzer:     And what percentage of R&D has - have been of revenue in
                      the past?

Tom Skiba:            Yeah. Historically we've been in the 17% to 18% of revenue for our research and development. And that's one of the reasons that we drive such great service margins is that the technology that we use reduces the, you know, the traditional service business-type need for labor. So we continue to invest at that rate and would anticipate doing that on a go-forward basis.

Charles Strauzer:     Great. And, you know, Jules, Tom, anyone, you know, any
                      other pieces of the Kroll puzzle that you think are kind of a glaring hole that you think you'd do a similar type of acquisition to fill in that, you know, kind of which are above the page? I mean what are the areas that you might be looking at?

Mike Cherkasky:       We don't have any glaring holes in our operation. We think we're full-service. This is one where we were $5 to $6 million and we needed to be $60, $100 million. Do we think that there are areas that are not big enough for our potential? Yes. And we think that we've really focused on the organic growth opportunities and we're still going to focus on that.

                      We would repeat - what I repeat what I said on February 26, which is, to the extent that there is an Ontrack-like company and that we can continue to have our focus on our performance - organic performance this year and do something that meets all those criteria, yes, we will be looking at that. But again, our focus is when the opportunity comes, we'll take it. But our focus for 2002 and 2003 is to continue to perform in the substantial organic growth. Next question, please.

Operator:             Your next question comes from Eric Miller with Heartland
                      Advisors.

Eric Miller:          Yeah. Congratulations gentlemen. Actually most of my
                      questions have been answered. But, you know, maybe just, you know, finishing up on this data trail business for Ontrack where, you know, clearly a lot of emphasis have been put in growing the civil litigation business.

                      Ben or Tom, could you comment maybe on how many law firms you were working on for civil litigation-types of work currently? And then as far as the - I heard the number 250 or so law firms, that Kroll, you know, has relationships with. Were those, you know, the types of firms that you guys had targeted to try to grow into?

Ben Allen:            Hi, Eric. Thank you very much. You're right on the money.
                      We have expanded our law firm base over the last couple of quarters, up to include somewhere between 10 and 15 that we had regular conversations with and that regularly, had inquiries with regards to electronic discovery deals. So this accelerates it very, very fast.

                      I think the number that Kroll gave was that they have had engagements with 238 of their top 250 firms within the United States in the last 24 months. So that's exactly the target that we're going after. And I think it will be very helpful in terms of growing revenue quickly.

Eric Miller:          Okay. Great. Thanks a lot.

Ben Allen:            Thank you.

Operator:             Your next question comes from David Gold with Sidoti &
                      Company.

David Gold:           Hi. Good morning.

Mike Cherkasky:       Hi, David.

DavidGold:            This one is actually directed at you, Mike and Ben, as
                      well. In the latest 10K - or Ontrack 10K that was available -- I guess it was filed last week -- and you spoke a little bit towards the plan for 2002 of investing significantly in electronic discovery. And I guess what
                      I'm curious on is number one, if we still plan to make the significant investments? And what the order of magnitude of the investments you think necessary are?

Ben Allen:            All right. I'll let Tom talk about the magnitude. But the
                      reason for the heavy investment in electronic discovery is that we are two years into the development cycle. There is tremendous opportunity to improve margin there with increased automation in the data management side of the business. Those investments are in fact under way. We have been increasing headcount in the development area throughout the first quarter. We're almost to where we want to be there. And we will continue to go forward.

                      That's crucial to the deal. If we're going to pile more revenue onto this thing, it needs to scale and we need to have bigger capacity. So that's actually a darn good thing we got started. So from that standpoint, we do plan to continue that investment magnitude. Tom?

Tom Skiba:            Yeah. Just in the range we probably have committed between a half million to a million dollars of incremental research and development, mainly through adding additional people to develop the tools and processes that help us to automate that whole data - electronic data discovery process that we have.

Ben Allen:            Yeah. I will also say, David, that we - the million and a
                      half incremental is part of the story. The other part is that we have reallocated resources internally to that business as well.

Mike Cherkasky:       Yeah. And for us, David, it is - as we've talked about our need to kind of have a balanced company, we've really focused on the ability to get involved with a company like
                      Ontrack because we think that they are - they've done a good job of automating some of their services in this area but that the future is even brighter.

                      That, and our employee services, are the - are two of the areas where we think that are going to continue to be very, very powerful growers for us with, again, incremental margins as we put clients into these increasingly automated or scaleable-type of operations.

Jules Kroll:          David, it's Jules. Let me mention something
                      parenthetically just by way of three examples. When you think of the most important regulatory or litigation issues of the last two years, what you see is electronic evidence discovery at the heart of these, whether it was Microsoft's case with the Department of Justice. The key evidence there was the electronic evidence that was unearthed and during the course of that regarding e-mails.
                      It will be among the key elements in the fallout of the entire Enron situation. That will be critical to this.

                      And if you look at the most important mergers; for example, some of the big mergers in the computer field of recent date, you will find from a regulatory point of view the increased pressure and the need for this kind of discovery who will be absolutely essential as we go forward.

                      It is Ontrack's technology and the talent base and the culture that has enabled them to maintain a leadership position. And that's really essential to what's going to drive this company. And its impact on Kroll and other parts of

                      Kroll's business because we are picking up a huge number of very talented engineers.

David Gold:           All right. That's fantastic. That's helpful. I appreciate
                      it. Congratulations on what looks to be a good acquisition.

Jules Kroll:          Thanks, David.

Mike Cherkasky:       Thank you, David.

Operator:             Your next question comes from Michael Waldorf with Paulson
                      & Company.

Michael Waldorf:      Good morning, gentlemen. Congratulations. All my questions have been answered except one more. Is there any terminating agreement where if Kroll's stock price drops below a certain level, one or both sides have the right to terminate the agreement?

Mike Cherkasky:       There is a terminating agreement, which, in fact, if it
                      goes below - the stock price goes below the collar, Kroll has the right to top it up. So Kroll controls whether in fact the deal will go forward or not.

Michael Waldorf:      Okay. So, you know, if the stock price goes below the
                      collar, it's Kroll's option to close...

Mike Cherkasky:       That's right.

Michael Waldorf:      ...but Kroll is not required to close.

Mike Cherkasky:       That's correct. If in fact, Ontrack opts out, Kroll is not required to top up the additional shares.

Michael Waldorf:      Okay. And there's no similar right on the other end if
                      Kroll's price rises above the collar.

Mike Cherkasky:       No. If Kroll's price rises above the collar, on - then we
                      will both profit in that rise.

Michael Waldorf:      Sounds good. Thank you, gentlemen.

Mike Cherkasky:       Yeah.

Operator:             Your next question comes from Elliot Burke with Millennium
                      Partners.

Elliot Burke:         Thank you. My questions have been answered.

Operator:             Your next question comes from Mark Ort with Glazer
                      Capital.

Mark Ort:             Hi. In the press release, you state that it is anticipated that there's going to be $35 million in cash. You also referenced in the press release various earnings, targets, and revenue targets. Are these representations of the deal? And if so, would they constitute material adverse change if those representations are not met?

Mike Cherkasky:       We don't view them as representations. We know that
                      currently there is substantially more than $35 million on the balance sheet. What has been in fact included in the press release are the expectations - and that in fact have been given to the Street - of the two companies.

Mark Ort:             So are there any balance sheet or operating-type
                      conditions then other than these? Well, not other than these but are there any balance sheet or operating-type conditions that would invoke material adverse change if they're not met?

Mike Cherkasky:       No, there really aren't. One of the things that we both
                      struggled to make sure is that we have as much certainty in this transaction as we can have within the power of these two companies. So the answer is that any potential material adverse changes are really non-existent in this transaction.

Mark Ort:             And if I can just clarify the last question or the
                      answer to the last question. If the average at the end of the pricing period of Kroll stock is below 15.8634, then
                      Ontrack has a walk-away and Kroll can then gross it up and...?

Mike Cherkasky:       That's right. Ontrack has the ability to say that they
                      want to walk away. And then Kroll has the ability to make a determination of whether to allow them to walk away or to gross it up.

Mark Ort:             Okay. Thank you.

Jules Kroll:          I think we'll take one more question.

Operator:             Your next question is from Rick Weber with Dresdner.

Rick Weber:           My questions have been answered. Thank you very much.

Mike Cherkasky:       Well, thank you - I just want to thank you all for
                      participating. Again, the Kroll and, I think, the Ontrack management is very excited about the potential of this transaction. We believe it does create a stronger, healthier company that will be beneficial to our customers, to our employees, and to our shareholders. With that I'd like to turn it over to Jules Kroll to end the conference.

Jules Kroll:          As a believer in the saying, to be brief is to be
                      remembered, thank you for your support. Thank you for your interest, our customers, our colleagues, and our shareholders. And if you have further questions, please feel free to contact us. And we look forward to speaking with you in the near future. Thank you.

Operator:             Thank you for participating in today's Kroll Inc. and
                      Ontrack conference call. You may now disconnect.


                                       END